THE STATE EDUCATION DEPARTMENT / THE UNIVERSITY OF THE STATE OF NEW YORK / ALBANY, NY 12234

Associate Commissioner
Office of Higher Education
Room 977, Education Building Annex
Albany, New York 12234

Tel: (518) 486-3633
Fax: (518) 486-2254
E-mail: jfrey@mail.nysed.gov

March 23, 2007

Michael O'Brien, Interim President
Interboro Institute
450 West 56th Street
New York, NY 10019

Dear President O'Brien:

Enclosed is the Department's report of two review visits conducted on June 19-20 and October 16-18, 2006. These visits were occasioned by the report of October 7, 2005, describing areas of significant weakness or deficiency. Interboro, in response provided detailed plans of action to address these findings.

Please review the report and provide any corrections of fact. Since a third review visit is planned, this report should be regarded as an interim report that notes progress and continuing areas of weakness or concern. The Department does not intend to issue this report as a "final report with a determination letter." Such a final report will follow the third planned review visit tentatively scheduled for the summer of 2007.

This cycle of three visits is for State compliance purposes. A separate self-study and site review will assess Interboro's compliance with Regents standards for institutional accreditation. That site review is tentatively scheduled for February 2008.

We thank you and your colleagues for your cooperation.

Sincerely,

Joseph P. Frey

cc: John J. McGrath
Johanna Duncan-Poitier

Ratings for each Checked Standard

A= Compliance (No issues, concerns; perhaps suggestions to build on good practice).

B= Substantial compliance (may be recommendations for strengthened practice). This is the basic expectation level.

C= Partial or incomplete compliance (institution should or must make changes to meet satisfactory practice).

D= Serious deficiency (a basis for adverse action if not satisfactorily or substantially addressed following prior citation, or if of sufficient scope, depth, or centrality;

F= Unremediable (based on scope, depth, centrality and persistence.)

THE STATE EDUCATION DEPARTMENT / THE UNIVERSITY OF THE STATE OF NEW YORK / ALBANY, NY 12234

DEPUTY COMMISSIONER
Office of Higher Education
Office of the Professions

January 11, 2006

John J. McGrath, Ph.D.
CEO and President
EVCI Career College Holding Corporation
1 Van Der Donck Street
Second Floor
Yonkers NY 10701

Dear Dr. McGrath:

Thank you for meeting with my colleagues and me on Friday, January 6, 2006. Based on our meeting, I have agreed to the following requirements relating to the continued operation of Interboro Institute.

1. By February 6, 2006, Interboro will submit its final response to the Department's December 2, 2005 report. The Department will review the plan and advise Interboro if it is acceptable.

2. The Effectiveness Plan identified in the December Peer Review Report is now due on March 1, 2006.

3. Interboro may not use its employees to administer any ability-to-benefit (ATB) examination for the purpose of enrolling students at Interboro. All ATB testing must be done by an independent testing company.

4. Interboro may offer first-time enrollment to no more than 900 students for its spring 2006 term, with the understanding that its final first-time enrollment for the spring semester after a three-week period will approximate 850 students.

5. Interboro may offer first-time enrollment to no more than 900 students for its summer 2006 term, with the understanding that its final first-time enrollment for the summer semester after a three-week period will approximate 850 students.

6. Based on demonstrated progress in resolving areas of non-compliance, Interboro may offer first-time enrollment to no more than 1,080 students for its fall 2006 term, with the understanding that its final first-time enrollment for the fall semester after a three-week period will approximate 1,000 students.

7. Interboro may offer first-time enrollment to no more than 1,080 students for its spring 2007 term, with the understanding that its final first-time enrollment for the spring semester after a three-week period will approximate 1,000 students.

8. The Department may expect Interboro to achieve a 65 percent persistence rate from a student's first semester of attendance to his/her second semester of attendance for students initially enrolled in the spring 2006 and summer 2006.

9. The Department will monitor Interboro with site visits in the spring and summer of 2006 and determine its progress to both implement the Department's December 2, 2005 final report and meet the 65 percent persistence requirement. The findings from these visits, as well as student enrollment and persistence rates, may be used to determine if any further adjustments to the enrollment restrictions would be appropriate.

10. Based on the site visit reports and the persistence rates for both the spring 2006 and summer 2006 cohorts, the Department will determine, during the spring of 2007 semester, what continued enrollment restrictions are necessary, if any.

11. Interboro's institutional accreditation mid-term self-study is due on April 1, 2006.

I would like to reiterate for the record that it is the responsibility of the institution to fully comply with the Regents standards to ensure the quality of education for Interboro students. If you have any questions, please contact Assistant Commissioner Frey at (518) 486-3633 or via E-mail at jfrey@mail.nysed.gov.

Sincerely,

Johanna Duncan-Poitier

Johanna Duncan-Poitier

cc: Joseph P. Frey
Erin O'Grady-Parent
Pam Madeiros

REPORT OF A COMPLIANCE REVIEW OF

INTERBORO INSTITUTE

JUNE 19-20, 2006 AND OCTOBER 16-18, 2006

INTRODUCTION

On June 19-20 and October 16-18, 2006, Department peer review teams visited Interboro Institute to assess its compliance with the laws, rules and regulations governing degree-granting institutions in New York State. These reviews were a follow-up to review visits conducted in March and May of 2005 and the report and determination letter based on those visits.

The 2005 site reviews resulted in a draft report of October 7, 2005 and, following responses by Interboro, in a determination letter of January 11, 2006. The review activities and reports underlying the determination letter identified areas of unsatisfactory practice and insufficient compliance with applicable laws, rules and regulations. Accordingly, the Department's determination letter of January 11, 2006 imposed constraints on Interboro Institute, including a moratorium on approvals of new instructional locations as extension centers and new programs, curtailment of first-time enrollments until further notice, and a statement of an expected first-to-second term persistence rate. The determination letter also stated that there would be follow-up reviews to assess Interboro's progress in complying with the requirements of the determination letter, addressing concerns and recommendations identified in the October 7, 2005 report, and implementing actions stated by Interboro in its responses.

The report of the 2005 reviews focused on the following:

Admissions	effective assessment of student capacity and preparation for persistence and academic success
Attendance	as a condition for satisfactory academic attainment, persistence in study, graduation, and other successful outcomes
Academic Support	identification of student needs, monitoring of academic progress, timely interventions, provision of appropriate support to assure academic success; adequate provision of program-related resources, including library materials and services and working computers
Student Performance	expectations of effort and attainment, assessed attainments, and other "value-added" outcomes
Faculty	expertise and teaching effectiveness; scope of responsibilities including advising, program quality assurance, and academic governance; sufficiency of facilities for faculty to conduct their responsibilities

This report comments on Interboro's progress in addressing each of these five areas of practice, and includes additional observations on facilities and library under "Other Matters." The observations and recommendations are based on the review visits in both June and October 2006 and take into account Interboro's reports of actions it has taken since the reviews and report of 2005.

TEAM ACTIVITIES

During each of the visits team members interviewed staff, faculty and students, observed classes, and examined student, faculty and administrative records. The team also examined syllabi, examinations, grading rubrics, and student work in specified sections of the courses reviewed by prior teams in order to assess student performance at the course level. Members of the October review team visited the Flushing and Washington Heights facilities to assess the adequacy of these facilities and their services. The team confirmed that Interboro was offering instruction at its Yonkers facility within the requirements for extension-site standing and that it was compliant with the enrollment caps on "first-time" students mandated by the Department for the institution as a whole.

TEAM MEMBERS

(Participation in the reviews in 2006 and 2005 is noted with each team member. Three of the peer reviewers participated in additional site visits in the period of 2001-04.)

Josephine Braneky
Professor, Computer Systems Technology
CUNY - New York City College of Technology
Brooklyn, NY
Reviews: October 2006

Barbara Carpenter
Assistant Dean for Student Affairs
Marist College
Poughkeepsie, NY
Reviews: June 2006

Louis deSalle
Associate Dean for Curriculum and Instruction
School of New Resources
College of New Rochelle
New Rochelle, NY
Reviews: June and October 2006; 2005

Thomas Finch
Vice President, Academic Affairs
North Country Community College
Saranac Lake, NY
Reviews: October 2006

Catherine Gorlin
Director of Program Review, Articulation and Transfer
Office of Academic Programs
City University of New York
New York, NY
Reviews: June 2006

Dorothy Habben
Secretary and Vice President
St. John's University
Jamaica, NY
Reviews: June 2006

Gerald Iacullo
Professor and Academic Resource Center Director
Berkeley College
New York, NY
Reviews: October 2006

Janice Karlen
Professor of Business
LaGuardia Community College
Queens, NY
Reviews: October 2006; 2005

Richard Palladino
Director of Libraries
Iona College
New Rochelle, NY
Reviews: October 2006

Michael Sattler
Director, Syracuse Campus
Bryant and Stratton College
Syracuse, NY
Reviews: June 2006

Peggy Tirschwell
Assistant Provost
Hunter College
New York, NY
Reviews: June and October 2006

Thomas Travis
Vice President for Adult and Professional Education
St. Joseph's College
Brooklyn, NY
Reviews: June and October 2006

Elena Vranich
Director, Higher Education Opportunity Program
Lincoln Center Campus
Fordham University
New York, NY
Reviews: October 2006

Jacqueline Kane
Associate in Higher Education
NYS Education Department
Office of College & University Evaluation
Albany, NY
Reviews: June and October 2006

Robert McHugh, Site Visit Coordinator
Associate in Higher Education
NYS Education Department
Office of College & University Evaluation
Albany, NY
Reviews: June and October 2006; 2005

ADMISSIONS

Regulations. *52.2(d)(1) The admission of students shall be determined through an orderly process using published criteria which shall be uniformly applied. Among other considerations, the admissions process shall encourage the increased participation in collegiate programs at all levels of persons from groups historically underrepresented in such programs.*

52.2(d)(2) Admissions shall take into account the capacity of the student to undertake a course of study and the capacity of the institution to provide the instructional and other support the student needs to complete the program.

Findings. Interboro has undertaken activities to strengthen its admissions practices by improving persistence and the quality of student learning. The institution has addressed virtually all recommendations related to admissions in the October 2005 report. These actions are clearly having an impact. Although still short of the Department's mandated rate of 65 percent persistence from first-to-second term, this rate has risen significantly from 35 percent in the summer of 2006, 54 percent in the fall of 2006 to 61 percent in the spring of 2007.

Actions since 2005 include the following:

- The mandated separation of Interboro's staff from CPAt testing in the admissions process has been implemented and is scrupulously followed.

- The Institute has adhered to the ceiling on first-time enrollments that were set in January 2006 (1,000 students for the fall of 2006).

- Advertising materials have been substantially recast to emphasize aspiration, motivation and adult role models. Advertising no longer emphasizes getting a GED, and references to degree program completion in 16 months have been eliminated.

- The training of admissions staff has been substantially improved. All admissions representatives have completed training programs in interviewing techniques. Staff are now knowledgeable about the components of Interboro's interview process for assessing applicant readiness for college study, and were observed to follow it. Admissions staff have appropriate educational backgrounds and professional experiences for the conduct of their responsibilities.

- The admissions process has become more elaborate. The admissions process for applicants who have passed the CPAt but have been deemed problematic in the initial interview now includes a second interview with a social worker. Although very few applicants are actually denied admission based on these second interviews, the Institute's multi-stage screening process eliminates a number of the least motivated applicants. For example, in the fall of 2006 fewer than one-third of the 64 students scheduled for a second interview registered for classes.

- Although the admissions process remains strongly "risk taking" in admitting students who probably do not have the socio-economic support, maturity or motivation to persist and succeed in a degree program, Interboro reports some changes in the applicant mix. The percent of admittees possessing a high school diploma or high school equivalency diploma has risen from 12 to 20 percent since 2005. An increasing, though still limited, number of admissions inquiries are coming through the Internet, possibly resulting in more self-directed applicants. In view of the higher grade point averages of

enrollees from specially targeted groups, more focus is being placed on these populations in the institution's marketing plan.

- Interboro now completes a "purge" of students who were admitted but who do not ever, or rarely, attend classes in the first several weeks of a term. Over 200 students (about 25 percent of first-time enrollees) were purged from the rolls in the fall of 2006. These students do not use any TAP or Pell eligibility terms because they are "never enrolled" under the purge system. The institution noted that about one-third of this group do enroll in a subsequent semester.

- Interboro cites, as an indicator of improving student quality, a decline in remedial/developmental instruction from 29 percent of all course sections in the spring of 2005 to 16 percent in the fall of 2006. (The team was not, however, persuaded on the correctness and appropriateness of this conclusion.)

- In the fall of 2006, Interboro piloted a more thorough academic orientation of admitted students in an intensive three-hour program (the LEAP program). Interboro has assessed this initiative as effective in bringing more admittees into actual enrollment, increasing the rate of class attendance, and improving the rate of persistence to the next term. However, team members questioned whether Interboro's students could be sufficiently acclimated to the expectations of serious college effort and performance in the limited period of three hours, and they recommended more time for this effort, as well as its extension to all admitted students. The institution stated an intent to extend this pilot program to substantially more admittees starting with the spring 2007 term.

- In the fall of 2006, Interboro piloted an intensive nine-day, six-hour-a-day Immersion program in skills development for admitted students who are most at-risk based on assessed remediation needs in reading and writing. The initial group (all volunteers) included about 20 percent of the 250 who were identified as candidates. This program was successful in its first use in the fall of 2006, as indicated by increased enrollments and persistence and a 35 percent overall higher grade point average by participants. This program should be substantially expanded in the team's view and include students at all instructional locations. Team members made additional suggestions, including the addition of a math component.

- Following the October 2006 visit, Interboro decided to extend the term by two days, adding two class days at the start of a term to focus students on college-level expectations of behaviors (such as consistent attendance), expectations of academic effort and performance, and essential skills for academic success.

Conclusions. Multiple efforts are being made to make the admissions process more effective in attracting students who will persist in study. Based on the rising first-to-second term persistence rate, these efforts are having some success. By all anecdotal accounts, more motivated and engaged first-time students are enrolling, starting with the spring 2006 term. The team recommended that, in addition to further enhancing the content and greatly expanding the enrollments in its pilot programs, including LEAP and Immersion, and maintaining the extended term that started in the spring of 2007, Interboro needs to continue to identify predictors of student success and apply them in admissions decisions. The need to "purge" over 200 students indicates that substantial improvements in admissions and pre-enrollment preparation are still needed.

Continuing high attrition, and high rates of course failure in particular, are too great for a finding of substantial compliance in this area. Interboro needs to institute a formal process to evaluate its admissions standards based on the success of students admitted with varying degrees of academic preparation. Without improved processes to assess the effectiveness of the institution's academic support in relation to the academic needs of its students, significant student attrition may continue.

ATTENDANCE/PERSISTENCE

Regulations. *52.2(e)(3) The institution shall establish, publish and enforce explicit policies with respect to:*
(iii) requirements for admission of students to the institution and to specific curricula, requirements for residence, graduation, awarding of credit, degrees or other credentials, grading, standards of progress, payment of fees of any nature, refunds, withdrawals, standards of conduct, disciplinary measures and redress of grievances.

52.2(e)(4) Academic policies applicable to each course, including learning objectives and methods of assessing student achievement, shall be made explicit by the instructor at the beginning of each term.

52.2(c)(5) The institution shall assure that credit is granted only to students who have achieved the stated objectives of each credit-bearing learning activity.

52.2(f)(2) Other requirements. The institution shall assure that whenever and wherever it offers courses and registered curriculum, it should provide adequate academic support services.

50.1(o) Semester hour means a credit, point, or other unit granted for the satisfactory completion of a course which requires at least 15 hours (of 50 minutes each) of instruction and at least 30 hours of supplementary assignments, except as otherwise provided pursuant to section 52.2(c)(4) of this Subchapter.

Findings. Interboro has undertaken several initiatives, some already noted, to strengthen attendance and persistence. These include:

- Elaboration of the admissions process to discourage enrollment by likely no-shows, followed by a "purge" of persistent non-attendees of classes.

- Implementation of a very closely followed computerized system to monitor attendance on a daily basis and the subsequent calling of absent students by both academic advisors (staff) and faculty.

- A faculty mentoring system for all first-year students. In addition to contacts by advising staff, full-time faculty members are assigned 12 first-year students to periodically contact and personally engage. This program is viewed by students, faculty, and administrators as an effective form of institutional interface with students and a contributor to improved attendance. The team concurred with this observation.

- Implementation of post-admission but pre-course programs to strengthen student capacities for attendance, persistence and success in their first term (such as LEAP, Immersion, pre-course skills development, and improved groupings of students by skill level in remedial courses).

- A statement, for the first time, of an institutional class attendance policy. Students are asked to confirm in writing their understanding of an expectation of consistent attendance following admission.

- Weekly meetings of staff and faculty to monitor individual student progress and assess needs for tutoring or other interventions.

Overall, the attendance rate in classes appears to be only about 60 percent with substantial fluctuations at different points in the term. Team members confirmed substantial absenteeism in classes they observed. The team also noted substantial lateness, particularly in the 9:00 a.m. classes, and considerable inattentiveness in some classes. Although diminished in comparison to prior visits, there is still a sense of "hanging out" in hallways; this is in part due to a lack of adequate student lounge and study spaces.

As indicated, Interboro's record of first-year student persistence in study and term-to-term retention is rising. The summer to fall retention rate rose from 35 percent in 2005 to 54 percent in 2006. The spring to fall retention rate rose from 42 percent in 2005 to 50 percent in 2006. The fall 2006 to spring 2007 rate is 61 percent. Despite these significant front-end gains, it appears that attainment of a three-year graduation rate of about 25 percent is not feasible for the near term.

Conclusions. Spotty class attendance and participation remain a significant problem in view of the consistently asserted close relationship of student persistence to the quality of academic attainment. While the multiple measures taken are appropriate and helpful, additional efforts and policies need to be implemented to increase attendance, timeliness, and attentiveness. The team particularly recommended a substantially more rigorous attendance policy and its implementation in courses. The team also emphasized the need for Interboro's multiple initiatives to have greater cohesion and focus, as well as increased scope and reach, in supporting and improving student persistence, learning and development. (Also see comments under Student Services.) Interboro is not yet in substantial compliance with respect to attendance. Enhancements of initiatives and efforts in this area, including stronger attendance and participation requirements and other boundaries, are needed.

STUDENT SERVICES/ACADEMIC SUPPORT

Regulations. *(d) Admissions. (1) The admission of students shall be determined through an orderly process using published criteria which shall be uniformly applied. Among other considerations, the admissions process shall encourage the increased participation in collegiate programs at all levels of persons from groups historically under-represented in such programs. (2) Admissions shall take into account the capacity of the student to undertake a course of study and the capacity of the institution to provide the instructional and other support the student needs to complete the program.*

Policies. 52.2(e)(3) The institution shall establish, publish and enforce explicit policies with respect to: (iii) requirements for admission of students to the institution and to specific curricula, requirements for residence, graduation, awarding of credit, degrees or other credentials, grading, standards of progress, payment of fees of any nature, refunds, withdrawals, standards of conduct, disciplinary measures and redress of grievances.

Administration. 52.2(e)(1) Responsibility for the administration of institutional policies and programs shall be clearly established.

52.2(e)(5) The institution shall provide academic advice to students through faculty or appropriately qualified persons The institution shall assure that students are informed at stated intervals of their progress and remaining obligations in the completion of the program.

52.2(f)(2) Other requirements. The institution shall assure that whenever and wherever the institution offers courses as part of a registered curriculum it shall provide adequate academic support services.

Findings. The scope of student services has been substantially enlarged at Interboro. The preceding text cites some of these activities. In addition:

- Tutoring in the Academic Resource Center (ARC) at each campus has been strengthened by the improvement of facilities, upgrading of staff expertise, and an increase in the amount of tutoring available and provided.

- The Dean of Students has aggressively moved to establish co-curricular activities and clubs at the main campus to enhance the engagement of students. Particular efforts are being made to engage black male students in clubs. Research by Interboro indicates that student attendance improves with club and other participatory activities, rising to the 70 percent rate for participants in some activities; however, a causal relationship is not clear.

- Interboro reports that it has reached its interim goal of a placement rate of 65 percent in the field of study or a related field for graduates who seek employment. The institution's career development office continues to increase internship opportunities for students. An increasing number of students successfully continue their studies in other colleges, in part due to articulation agreements.

The team found the following weaknesses or needs related to student services:

- Provision of textbooks and other course materials is late, inefficient, and overly costly to students. Weaknesses in this area appear to contribute to lowered performance expectations and ad hoc, probably diluting, adjustments in courses. The team recommends that textbooks be included in tuition and/or their cost reduced. It is imperative that they be available and used as soon as classes begin each term.

- Communication about policies and services needs strengthening at the student, staff, and faculty levels. Based on interviews with staff and students, there are significantly different perceptions of practice and policy among staff, and a lack of information among students. A number of students have incomplete awareness of advising services and persons for example.

- Co-curricular initiatives deemed effective in supporting student persistence, attainment and development at the main campus have not yet been extended to students at other campuses.

- Interboro's academic support services have not implemented "best practices" used by other institutions having high numbers of at-risk students. For example, in the ARC there are few if any software packages

in basic skills or subject areas (such as English and Business), little if any small group tutoring, and little if any tutor presence in classrooms to work with students in small groups.

- In view of the large number of Hispanic students (reported to be about 50 percent of the student body), it was not clear that sufficient instruction in English as a Second Language (ESL) is offered.

Conclusions. As in other areas, there are a growing number of initiatives and services to support student learning and development. These appear to be contributing to improving student persistence, achievement and development. It was not clear that these efforts are sufficiently coordinated toward focused strengthening of student achievement based on feedback from students during the visit and data showing weak performance by many students. Untimely and incomplete provision of texts and other course materials must be rectified. The resource services of the ARC should be enhanced to incorporate additional "best practices" for at-risk students. Information about advising and other support services needs to be more clearly communicated to and known by all constituencies. The adequacy of ESL instruction should be carefully examined and remedied as needed. Substantial compliance is not yet attained in this area, particularly with respect to the provision and use of assigned course materials and the scope and coordination of academic support services.

STUDENT PERFORMANCE/CURRICULUM

Regulations. College Level and Integrity of Credit. *52.2(c)(3) Credit toward an undergraduate degree shall be earned only for college level work. Credit toward a graduate degree shall be earned only through work designed expressly for graduate students. Enrollment of secondary school students in undergraduate courses, of undergraduates in graduate courses, and of graduate students in undergraduate courses shall be strictly controlled by the institution.*

52.2(c)(5) The institution shall assure that credit is granted only to students who have achieved the stated objectives of each credit-bearing learning activity.

50.1(o) Semester hour means a credit, point, or other unit granted for the satisfactory completion of a course which requires at least 15 hours (of 50 minutes each) of instruction and at least 30 hours of supplementary assignments, except as otherwise provided pursuant to section 52.2(c)(4) of this Subchapter.

Coherence. *52.1(b)(3) To be registered, each curriculum shall show evidence of careful planning. Institutional goals and objectives of each curriculum and of all courses shall be carefully defined in writing, and a reviewing system shall be devised to estimate the success of students and faculty in achieving such goals and objectives. The content and duration of curricula shall be designed to implement their purposes.*

52.2(c)(1) In addition to the requirements of section 53.3 of this Subchapter, the objectives of each curriculum and its courses shall be well defined in writing. Course descriptions shall clearly state the subject matter and requirements of each course.

52.2(e)(4) Academic policies applicable to each course, including learning objectives and methods of assessing student achievement, shall be made explicit by the instructor at the beginning of each term.

Findings. Interboro has extensively peer reviewed and upgraded its courses in all fields in the past several years. While there are still some deficiencies in expectations of content, rigor, and level in some fields and specific courses, the institution is in substantial compliance with expectations of learning at the course syllabus level. The team identified several courses for additional review and probable revision. Courses in business and accounting, math, and computer science (particularly CS 140 and CS 241) need review for both expected and assessed learning consistent with those in other colleges including those of peer reviewers. A review should explore the incorporation of more hands-on laboratory exercises, particularly in computer science.

The team examined a substantial amount of student work, particularly in the October 2006 review. It noted that grading consistently was not inflated, based on the pattern of grade distributions, and that, for those students who performed well, much of the writing in general education courses was at the skill and reflective level expected in college writing in the disciplines. Although there still is extensive use of short-answer tests, writing has substantially increased and most general education courses include a research component. The team was particularly impressed by the energy and creativity of the Humanities Department in devising strategies to better address student learning needs. However, the team also found that, at the outcomes level, expectations of student performance and assessments of learning were diluted or compromised in some course sections under review in business and accounting, English (e.g., EN 102), math (e.g., MA 140) and computer science. In general, there is additional quality assurance work to be done in the development of, and adherence to, satisfactory assessment rubrics consistent with learning expectations in the larger community of colleges.

As the preceding section of this report notes, the team expressed concern that the atmosphere in some classes was not sufficiently focused on learning. The team noted substantial inattentiveness in some classes, and perhaps insufficient expectations for students, making it more difficult for the engaged students to learn. In many general education courses under review, 50 percent or more of the students failed, suggesting significant weaknesses in student preparation for engagement in serious learning. Additional strengthening of front-end remediation interventions, academic support services, and behavioral expectations seems required for both student and institutional success.

At the same time, the team's interviews with recent graduates and its review of portfolios of student work over time indicated that, for a significant number of Interboro's students who persist to degree, there is substantial "value added" and appropriate preparation for professional roles in jobs or additional study. These observations suggest that substantial changes in the academic culture of Interboro are occurring.

Conclusions. Expectations for student performance have risen substantially at Interboro in the past several years but improvements need to continue to be made in upgrading expectations and assessments of student learning. Changes should include diminished use of short-answer testing and increased critical writing, computational and other problem solving, information literacy, and other academic skills needed for success in the workplace and advanced study. Particular courses need additional strengthening, in the team's judgment. The team encourages the faculty, in its review of course requirements and student performance expectations, to continue to examine equivalent courses at other colleges, including public sector institutions (as likely transfer and articulation entities for Interboro graduates). The team concluded that additional efforts and changes are needed to assure adequate and consistent learning expectations, assessments of learning and a finding of substantial compliance.

FACULTY

Regulations. Competence and Credentials. *52.2(b)(1) All members of the faculty shall have demonstrated by training, earned degrees, scholarship, experience, and by classroom performance or other evidence of teaching potential, their competence to offer the courses and discharge the other academic responsibilities which are assigned to them.*

52.2(b)(4) At least one faculty member teaching in each curriculum culminating in a bachelor's degree shall hold an earned doctorate in an appropriate field, unless the commissioner determines that the curriculum is in a field of study in which other standards are appropriate.

Adequacy to Support Programs And Services. *52.2(b)(2) To foster and maintain continuity and stability in academic programs and policies, there shall be in the institution a sufficient number of faculty members who serve full-time at the institution.*

52.2(b)(3) For each curriculum the institution shall designate a body of faculty who, with the academic officers of the institution, shall be responsible for setting curricular objectives, for determining the means by which achievement of objectives is measured, for evaluating the achievement of curricular objectives and for providing academic advice to students. The faculty shall be sufficient in number to assure breadth and depth of instruction and the proper discharge of all other faculty responsibilities. The ratio of faculty to students in each course shall be sufficient to assure effective instruction.

Evaluation, Professional Development, and Professional Involvement. *52.2(b)(6) The teaching and research of each faculty member, in accordance with faculty member's responsibilities, shall be evaluated periodically by the institution. The teaching of each inexperienced faculty member shall receive special supervision during the initial period of appointment.*

52.2 (b)(7) Each member of the faculty shall be allowed adequate time, in accordance with the faculty member's responsibilities, to broaden professional knowledge, prepare course materials, advise students, direct independent study and research, supervise teaching, participate in institutional governance and carry out other academic responsibilities, appropriate to his or her position, in addition to performing assigned teaching and administrative duties.

Responsibility. *52.2(e)(1) Responsibility for the administration of institutional policies and programs shall be clearly established.*
52.2(e)(2) Within the authority of its governing board, the institution shall provide that overall educational policy and its implementation are the responsibility of the institution's faculty and academic officers. Other appropriate segments of the institutional community may share in this responsibility in accordance with the norms developed by each institution.

Policies. *52.2(e)(3) The institution shall establish, publish and enforce explicit policies with respect to:*
(i) academic freedom;
(ii) the rights and privileges of full-time and part-time faculty and other staff members, working conditions, opportunity for professional development, workload, appointment and reappointment, affirmative action, evaluation of teaching and research, termination of appointment, redress of grievances and faculty responsibility to the institution.

Findings. Both full- and part-time faculty are, as a group, competent in terms of academic preparation and credentials in their areas of instruction. There is a continuing reduction of instances of faculty appearing to teach out of field. There has been a reduction of the number of faculty teaching substantial over loads. Instruction also is generally competent, based on observations. Increasing quality assurance is occurring at the department level through syllabus reviews, the development and use of common grading rubrics, and the use of multiple graders in selected core courses. Faculty engagement in academic governance is increasing at the institutional level through an Academic Council and also at the department level. However, a number of matters are not yet satisfactory.

Continuing weakness and concerns include the following:

- In some instances, there is less than optimum teaching because of spotty attendance, student inattentiveness, and minimal classrooms and teaching aids.

- Facilities for faculty, including dedicated space and equipment for course preparation, classroom instruction, advising and peer interaction are not yet satisfactory. The absence of adequate facilities for faculty contributes to a student and institutional ethos of limited expectations and aspirations, in the team's view.

- The professional development program including exploration of effective strategies for the engagement and teaching of at-risk students, although appropriate in dealing with topics related to the teaching of at-risk students, is limited in scope.

- Formal provisions for faculty member continuity and job security are not yet satisfactory. At the time of the visit a contract for faculty, which is unionized, was under negotiation, but information related to possible provision for job continuity or job security was not provided to the team for review.

- There is continuing concern that high teaching loads contribute to the dilution in the quality of both expected and assessed student learning (less feedback and less incorporation of general education skills, such as critical writing and information literacy, less opportunity for serious advising, mentoring, and reflective teaching, and less time for the conduct of quality assurance responsibilities).

- There is incomplete development and practice in faculty governance and quality assurance activities at the institutional and department levels, based on faculty awareness in interviews.

- Several department chairs were "acting," also conveying a sense of incompleteness and transition.

Conclusions. As a group, the faculty have satisfactory expertise in their fields of instruction. Internal evaluation reports indicate consistently competent instruction, as assessed by both peers and students. Team observations generally confirmed these assessments.

However, conditions for effective teaching and learning are not yet satisfactory. Some teaching loads are excessive for the intensive work and engagement needed to bring at-risk students to strong achievements. Despite a record of sustained employment by many full-time faculty, the institution's policies and practices with respect to assuring continuity and stability in faculty employment, providing appropriate compensation for added or multiple responsibilities of faculty, and supporting professional development related to working with at-risk students are not yet satisfactory. Facilities for the conduct of faculty responsibilities remain subpar. While the faculty are assuming greater responsibility for academic governance, including curriculum review and quality assurance in the expectations and assessment of student learning, this process is incomplete.

OTHER MATTERS

Facilities/Equipment Resources

Regulations. *52.2(a)(2) The institution shall provide classrooms, faculty offices, auditoria, laboratories, libraries, audiovisual and computer facilities, clinical facilities, studios, practice rooms, and other instructional resources sufficient in number, design, condition, and accessibility to support the curricular objectives dependent on their use;*

52.2(a)(3) The institution shall provide equipment sufficient in quantity and quality to support instruction, research, and student performance.

Findings. Two of Interboro's four current instructional locations are generally satisfactory and two are not. The Manhattan facilities at the main campus (450 West 56th Street) and the Washington Heights extension center (260 Audubon Avenue) are not conducive to preparation for professional work environments or to quality in teaching and learning. Although improvements have been made to come into compliance with various codes and to improve the learning environment (the enhanced library, tutoring, and student lounge areas and installation of a second stairwell at the main campus are examples), instructional spaces are basic and, in some instances, inadequate for quality instruction. Climate control remains an issue at the main campus.

Team members expressed concerns about conditions at the main campus annex building, noting insufficient dedicated space for students and faculty, inadequate means of egress, and insufficient equipment and supplies. The team found the absence of satisfactory professional workspace and dedicated equipment for faculty and the continuing use of classrooms not conducive to effective teaching to be significant weaknesses.

Conclusions. Interboro must continue to improve its facilities. Since the main campus and Washington Heights facilities are basically unsatisfactory, Interboro needs to seek more suitable quarters over the near to intermediate term.

Library/Information Resources

Regulation. *52.2(a)(4) The institution shall provide libraries that possess and maintain collections sufficient in depth and breadth to support the mission of the institution and each registered curriculum. Libraries shall be administered by professionally trained staff supported by sufficient personnel. Library services and resources shall be available for student and faculty use with sufficient regularity and at appropriate hours to support the mission of the institution and the curricula it offers.*

Findings. The libraries of Interboro Institute have been expanded in collections and in staffing. The libraries have sufficient periodicals and hard volumes at each location for the support of basic instructional requirements. However, the planned "catch-up" collection development is not yet complete. Interboro's libraries are not

networked; off-campus access to databases is not available; and the web site is not conducive to its use in instruction. The library lacks academic leadership (as of October 2006), with apparent loss of momentum in embedding information literacy and its practice in instruction across the curriculum. (The team noted that several initiatives had begun in this area.) Student interactions with professional staff were minimal and the "customer service" demeanor of the professional and support staff seemed poor at the main campus during the day, but not at other campuses, in October 2006.

Conclusions. Renewed efforts should be made for the library to play a central role in instruction and the development of critical skills. The customer service attitude needs to be improved where weak. Professional staff vacancies need to be filled. The library collection, including databases, should be continuously examined and improved, with attendant expansion of facility space for the collection for student use and administrative services. The libraries should be networked. The web site should be revised to improve use in instruction. Off-campus access to databases should be put in place.

OVERALL CONCLUSIONS

Interboro is addressing all the specific recommendations set forth in the Department's October 7, 2005 report, responses to it, and the Deputy Commissioner's determination letter of January 11, 2006 with various levels of success. Improvements, some substantial, are evident. For example, persistence in study during the first year has increased considerably; faculty are assuming more responsibility for advising students and for quality assurance; a core library collection is now in place at each location of instruction; facilities have been improved; and more rigorous expectations of student effort and attainment are being developed and implemented in the disciplines. However, the institution has not yet met the standard of "substantial compliance" in the areas discussed in this report, except for the key area of faculty subject area competence, that could result in adjustments to conditions set forth in the Deputy Commissioner's letter of January 11, 2006. Additional improvements, indicated in this report, are essential prior to any changes to conditions set forth in the Deputy Commissioner's January 11, 2006 determination letter. Overall, the team concluded that while substantial compliance could be anticipated based on initiatives and efforts in 2006, it had not yet been attained.